UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DE ACQUISITION 2, INC.
(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	000-53925	27-2205650
(State or other jurisdiction of incorporation or organization)	Commission File No.	(IRS Employer Identification No.)

c/o New Asia Partners LLC
2740 West Lake of the Isles Parkway
Minneapolis, MN 55416
 (Address of Principal Executive Offices)

(612) 279-2030
(Issuer’s Telephone Number)

Approximate Date of Mailing: September 6, 2012

DE ACQUISITION 2, INC.
c/o New Asia Partners LLC
2740 West Lake of the Isles Parkway
Minneapolis, MN 55416

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about September 6, 2012 to the holders of record immediately prior to the transaction on September 6, 2012 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of DE Acquisition 2, Inc., a Delaware corporation (the “Company,” "we," "us," or "our"), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Securities Purchase Agreement, dated September 6, 2012 (the “Purchase Agreement”), by and among New Asia Partners, LLC (the "Seller") and Pinnacle Investment Group, LLC (the "Purchaser"), pursuant to which Purchaser will purchase an aggregate of 4,196,600 shares (the "Shares") of the Common Stock of the Company from Seller for an aggregate purchase price equal to $15,000 (the "Purchase Price"). Upon the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), the Purchaser will collectively own a total of 4,839,000 shares of the Company's Common Stock, representing 96.78% of all issued and outstanding interests of the Company.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On September 6, 2012, certain stockholders of the Company entered into the Purchase Agreement, pursuant to which the Purchaser shall purchase all of the Shares owned by Seller for the Purchase Price. As a result of the Closing of the Purchase Agreement, Purchaser will acquire an additional 4,196,000 shares and collectively own an aggregate of 4,839,000 shares of the Company's Common Stock, representing 96.78% of the Company's outstanding Common Stock and resulting in a change in control of the Company.

Additionally, in connection with the terms and conditions of the Purchase Agreement, Dennis Nguyen, the Company's sole officer and director prior to the Closing, shall appoint Terril Peterson to serve as the President, Secretary and Treasurer of the Company, effective upon Mr. Nguyen's resignation from all officer positions held with the Company on the date of the Closing (the "Closing Date"). Mr. Nguyen shall also appoint Terril Peterson to serve as a director of the Company, effective immediately upon Mr. Nguyen's resignation as the sole director, which shall be effective on either the Closing Date or ten (10) days following the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") and mailing to Company shareholders (the "Effective Time"), whichever date occurs later.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

Immediately prior to the Transaction, the Company has 5,000,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before the Closing of the transactions contemplated by the Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
New Asia Partners, LLC 2740 West Lake of the Isles Parkway Minneapolis, MN 55416	4,196,500	83.93%

Dennis Nguyen (3) 2740 West Lake of the Isles Parkway Minneapolis, MN 55416	4,196,500(4)	83.93%

Pinnacle Investment Group, LLC 3017 West 97th Street Bloomington, MN 55431	643,000	12.86%

Terril H. Peterson 3017 West 97th Street Bloomington, MN 55431	643,000(5)	12.86%

Ellen M. Peterson 3017 West 97th Street Bloomington, MN 55431	643,000(6)	12.86%

Jeffrey Peterson 3017 West 97th Street Bloomington, MN 55431	643,000(7)	12.86%

Newport Capital, LLC 2740 West Lake of the Isles Parkway Minneapolis, MN 55416	4,196,500(8)	83.93%

All Directors and Officers as a Group (1 individual)	4,196,500	83.93%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 5,000,000 shares of Common Stock issued and outstanding immediately prior to the Closing Date.

(3)	Dennis Nguyen serves as the President, Treasurer and sole director of the Company immediately prior to the Closing Date.

(4)
Represents the shares of common stock owned of record by New Asia Partners, LLC (“NAP”). Mr. Nguyen is the Chairman of NAP and is the sole member of Newport Capital, LLC which owns 100% of the outstanding membership interests of NAP. Therefore, Mr. Nguyen may be deemed to beneficially own 4,196,500 of the shares owned by NAP, representing 83.93% of the outstanding shares of the Company.

(5)
Represents the shares of common stock owned by Pinnacle Investment Group, LLC (“Pinnacle”). Mr. Terril Peterson serves as the General Partner of Pinnacle and has shared voting and investment power with respect to the shares of common stock of the Company owned by Pinnacle and therefore may be deemed to beneficially own 643,000 of the shares of common stock owned by Pinnacle, representing 12.86% of the outstanding shares of the Company.

(6)
Represents the shares of common stock owned by Pinnacle. Ellen M. Peterson serves as the General Partner of Pinnacle and has shared voting and investment power with respect to the shares of common stock of the Company owned by Pinnacle and therefore may be deemed to beneficially own 643,000 of the shares of common stock owned by Pinnacle, representing 12.86% of the outstanding shares of the Company.

(7)
Represents the shares of common stock owned by Pinnacle. Mr. Jeffrey Peterson serves as the Managing Partner of Pinnacle and has shared voting and investment power with respect to the shares of common stock of the Company owned by Pinnacle and therefore may be deemed to beneficially own 643,000 of the shares of common stock owned by Pinnacle, representing 12.86% of the outstanding shares of the Company.

(8)
Represents the shares of common stock owned of record by NAP. Newport Capital, LLC owns 100% of the outstanding membership interests of NAP and therefore may be deemed to be the beneficial owner of the 4,196,500 of the shares of common stock owned by NAP, representing 83.93% of the outstanding shares of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AFTER THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock after the Transaction immediately following the later of either the Closing Date or Effective Time by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of the named executive officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is c/o Pinnacle Investment Group, LLC, 3017 West 97th Street, Bloomington, MN 55431.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Pinnacle Investment Group, LLC	4,839,000	96.78%
Terril H. Peterson(3)	4,839,000(4)	96.78%
Ellen M. Peterson	4,839,000(5)	96.78%
Jeffrey Peterson	4,839,000(6)	96.78%
All Directors and Officers as a Group (1 individual)	4,839,000	96.78%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 5,000,000 shares of Common Stock issued and outstanding immediately following the later of the Closing Date or Effective Time.

(3)
Terril Peterson shall serve as the President, Secretary and Treasurer of the Company, effective as of the Closing Date,  and as  a director of the Company as of either the Closing Date or the Effective Time, whichever date occurs later.

(4)
Represents the shares of common stock owned by Pinnacle. Terril Peterson serves as the General Partner of Pinnacle and has shared voting and investment power with respect to the shares of common stock of the Company owned by Pinnacle and therefore may be deemed to beneficially own 4,839,000 of the shares of common stock owned by Pinnacle, representing 96.78% of the outstanding shares of the Company.

(5)
Represents the shares of common stock owned by Pinnacle. Ellen Mae Peterson serves as the General Partner of Pinnacle and has shared voting and investment power with respect to the shares of common stock of the Company owned by Pinnacle and therefore may be deemed to beneficially own 4,839,000 of the shares of common stock owned by Pinnacle, representing 96.78% of the outstanding shares of the Company.

(6)
Represents the shares of common stock owned by Pinnacle. Jeffrey Peterson serves as the Managing Partner of Pinnacle and has shared voting and investment power with respect to the shares of common stock of the Company owned by Pinnacle and therefore may be deemed to beneficially own 4,839,000 of the shares of common stock owned by Pinnacle, representing 96.78% of the outstanding shares of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECUTIVE OFFICERS AND DIRECTORS PRIOR TO THE TRANSACTION

Prior to the Closing of the transactions contemplated by the Purchase Agreement, our sole officer and director was Mr. Dennis Nguyen, who was elected to serve until his successor is duly elected and qualified.

Dennis Nguyen, 41, currently serves as Chairman, responsible for the management of New Asia Partners, LLC (“NAP”), a private equity group that provides financial, strategic and operational guidance to small to medium sized enterprises based in the People’s Republic of China (“China”). NAP is dedicated to working with Chinese enterprises in the health sciences, consumer/retail, and energy/environmental sectors in order to help them sustain high growth rates and list on the international capital markets. Prior to NAP, which was founded in April 2010, beginning in 2002 Mr. Nguyen served in the same capacity as Chairman of its predecessor entity, the New Asia Partners Group. From July 2006 through December 2008, Mr. Nguyen served as a director of Wuyi International Pharmaceutical Company Limited, a Fujian-based pharmaceutical manufacturer listed on the Hong Kong Stock Exchange (code: 1889.HK). From May 2005 through May 2006, he served as a director of Sino-Environment Technology Group Limited, a Fujian-based environmental waste management solutions provider listed on the Singapore Stock Exchange (code: Y62.SI). From December 2005 through June 2008, Mr. Nguyen served as Vice Chairman of China Huiyin, a Jiangsu-based household appliance retail chain (predecessor company of Huiyin Appliances, a company listed on the Hong Kong Stock Exchange (code 1280.HK)).

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE TRANSACTION

Effective on the Closing Date and upon the resignation of Mr. Nguyen as President, Treasurer and all other officer positions of the Company, Mr. Terril Peterson shall be appointed to serve as President, Secretary and Treasurer of the Company.  In addition, Mr. Nguyen shall appoint Terril Peterson to serve as a director of the Company upon Mr. Nguyen's resignation as the sole director of the Company, such resignation to be effective as of either the Closing Date or Effective Time, whichever date occurs later.

Terril H. Peterson, 65, Since April 2011, Mr. Terril Peterson has served as General Partner of Pinnacle Investment Group, which is an alternative asset management firm that invests in private, micro-cap and small-cap emerging growth companies.  Between July 2007 and April 2011, Mr. Peterson served as the Vice President and General Manager of SoftBrands, an international software business that sells and services ERP solutions to global manufacturing companies.  Prior to SoftBrands, Mr. Peterson also served as Executive Director of Manufacturing Systems for Control Data Corporations manufacturing. Mr. Peterson earned a Bachelor of Science degree in Mathematics and Computer Science from Colorado State University and a Masters in Business Administration from the University of St. Thomas.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2010 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On February 24, 2010, 10,000 shares of the Company’s Common Stock were issued to Ruth Shepley, our then sole officer and director. On January 18, 2011, the Company entered into and closed a Purchase Agreement between the Company, New Asia Partners, LLC, Pinnacle Investment Group, LLC, Shellback Financial, LLC, Randy Nitzsche and Robert Castle (the "2011 Purchase Agreement"), pursuant to which the Company (i) issued and sold an aggregate of 5,000,000 shares of the Common Stock of the Company for an aggregate purchase price of $2,979 and (ii) issued unsecured promissory notes to the purchaser signatories thereto for an aggregate principal amount equal to $37,021 (the "Promissory Notes").

The Promissory Notes accrue interest at a rate of 8.25% per annum and are due on or before the earlier of (i) January 19, 2016 or (ii) the date that the Company (or a wholly owned subsidiary of the Company) consummates a business combination with an operating company in a reverse merger or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended).

The 2011 Purchase Agreement and the Form of Promissory Note were filed as Exhibits 10.1 and 4.1, respectively, to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on January 25, 2011 and are incorporated herein by reference

On January 19, 2011, the Company repurchased an aggregate of 10,000 shares of Common Stock from Ruth Shepley, the Company’s sole officer and director at the time, for an aggregate repurchase price equal to $40,000, pursuant to the terms and conditions of a repurchase agreement, dated January 19, 2011 (the “Repurchase Agreement”). The Repurchase Agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 25, 2011 and is incorporated herein by reference.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended February 29, 2012, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our current director, Dennis Nguyen and the director who will succeed him, Terril Peterson, would not be considered independent as they also serve as executive officers of the Company.

Board Meetings and Annual Meeting

During fiscal year ended February 29, 2012, our Board of Directors did not meet. We did not hold an annual meeting in 2011 or 2012.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table — Fiscal Years Ended February 29, 2011 and 2012

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to officers and directors of the Company (both current and expected after the transaction) for services rendered in all capacities during the noted periods. None of the Company’s officers and directors received any compensation during the fiscal year ended February 29, 2012 and through the date of the filing of this Information Statement.

SUMMARY COMPENSATION TABLE
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Ruth Shepley (1)	2012	-	-	-	-	-	-	-		-
	2011	-	-	-	-	-	-	$34,228	(4)	$34,228
Dennis Nguyen(2)	2012	-	-	-	-	-	-	-		-
	2011	-	-	-	-	-	-	-		-
Todd Vollmers(3)	2012	-	-	-	-	-	-	-		-
	2011	-	-	-	-	-	-	-		-
Terril Peterson(5)	2012	-	-	-	-	-	-	-		-
	2011	-	-	-	-	-	-	-		-

(1)	Ms. Shepley was the President, Secretary, Treasurer and director of the Company prior to the change in control on January 19, 2011.
(2)
Dennis Nguyen was appointed to serve as President and Treasurer of the Company on January 19, 2011 and as sole director effective upon the resignation of Ruth Shepley ten days later. Mr. Nguyen will resign from all officer positions held with the Company, effective upon the Closing of the Purchase Agreement, and resign as sole director on the later of the date of the Closing or Effective Time.

(3)	Todd Vollmers was appointed to serve as Vice President and Secretary of the Company on January 19, 2011. Mr. Vollmers resigned from all officer positions held with the Company on May 24, 2012.
(4)	$34,228 of the $40,000 paid by the Company for the repurchase of Ms. Shepley’s shares in connection with the change in control was accounted for as compensation.
(5)	Terril Peterson was appointed to serve as President, Secretary and Treasurer of the Company as of the Closing and as a director, effective upon the resignation of Dennis Nguyen as the sole director.

In connection with the change of control that occurred on January 19, 2011, the Company repurchased 10,000 shares of Common Stock from Ruth Shepley for an aggregate repurchase price equal to $40,000. The repurchase of the 10,000 shares was accounted for as a reduction in Additional Paid-in Capital in the amount of $5,771, a reduction in Common Stock of $1 and a compensation expense of $34,228.

Except as disclosed herein, we have not reimbursed our directors for expenses incurred in connection with attending board meetings nor have we paid any directors fees or other cash compensation for services rendered as a director in the years ended  February 29, 2012 and February 28, 2011 and through the date of this filing.

Except as disclosed herein, we do not currently compensate our officers or directors with cash, stock, options or some combination of the above, we reserve the right to provide compensation at some time in the future.  Our decision to compensate officers or directors depends on the availability of our cash resources with respect to the need for cash to further our business purposes.

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers or directors received any equity awards, including, options, restricted stock or other equity incentives during the fiscal years ended February 28, 2011 and February 29, 2012 through the date of this Information Statement.

Pursuant to the requirements of the Securities Exchange Act of 1934, DE Acquisition 2, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 6, 2012
DE ACQUISITION 2, INC.

By: /s/ Dennis Nguyen
Dennis Nguyen, President